Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Provides Update on Phase III Programs

Toronto, Ontario (December 7, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today provided an update on its late-stage clinical programs. The SIMPADICO and ACCLAIM double-blind, placebo-controlled pivotal phase III trials are designed to support regulatory approval and commercialization of Vasogen’s lead product, the Celacade™ technology, in North America and Europe.

“As our two pivotal phase III Celacade programs near completion, we are providing an update to shareholders regarding the status of these important studies,” commented David Elsley, President and CEO of Vasogen. “The need for a novel approach to treat the chronic inflammation underlying a number of cardiovascular diseases continues to gain support in the scientific and medical communities. Our Celacade technology, which represents a significant commercial opportunity for Vasogen, is designed to target this chronic inflammation and we are looking forward to reporting the results from our phase III trials in peripheral arterial disease and chronic heart failure over the coming months.”

Phase III SIMPADICO Trial

The pivotal phase III SIMPADICO trial, which is designed to further investigate the use of the Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, completed enrollment of 550 patients at 50 centers in North America at the end of 2004. The primary endpoint of the SIMPADICO study is the change in maximum walking distance at six months; an endpoint recognized by the FDA and other regulatory authorities for approving new treatments for intermittent claudication. The study is also designed to investigate the impact of Celacade on additional endpoints, including peripheral arterial disease and cardiovascular-related events, and quality of life at six and 12 months. As previously announced, all patients in the SIMPADICO trial completed their six-month primary endpoint assessments in July 2005.

Vasogen is pleased to announce that, pursuant to an agreement with the FDA, the 12-month assessments for all patients have now also been completed. The SIMPADICO trial database is currently being verified and is expected to be locked prior to the end of this year. Once the database is locked, the SIMPADICO Steering Committee will meet to un-blind the data and analyse the study results. This meeting is expected to take place in late January or early February 2006, following which results of the study and plans for presentation and publication of the data will be made public.

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“With final patient assessments now complete, we look forward to analysing and interpreting the results from this important study,” stated Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial.

Phase III ACCLAIM Trial

The 2,400-patient pivotal phase III ACCLAIM trial is now approaching completion at 176 clinical centers in North America, Europe, and Israel. The ACCLAIM trial is designed to definitively assess the impact of Vasogen’s Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. ACCLAIM was designed to conclude when at least 701 patients sustained a primary endpoint event, defined as either a death or first cardiovascular hospitalization, and all patients had been in the study for a minimum of six months. As previously announced, the ACCLAIM trial completed patient enrollment in May 2005, and reached the pre-specified objective of 701 primary endpoint events in November 2005.

Vasogen is pleased to announce that all patients have now been in the ACCLAIM study for a minimum of six months. The final patient assessments are expected to be completed next month, following which preparations for database lock and data analysis will commence. The results of the study and plans for presentation and publication of the data are expected to be made public during the first half of 2006.

“We continue to be impressed with the efficient execution of the ACCLAIM trial and the growing enthusiasm for Celacade’s potential to be the first novel therapeutic approach targeting the inflammatory mechanisms underlying the development and progression of heart failure,” commented Dr. James Young, Chairman of the Division of Medicine at The Cleveland Clinic Foundation, and Global Principal Investigator and Chairman of the Steering Committee for Vasogen’s ACCLAIM trial.

About Peripheral Arterial Disease

Peripheral arterial disease (PAD) is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. It is estimated that in the United States alone, PAD affects approximately seven million people, with related healthcare costs exceeding $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD often experience intermittent claudication (pain on walking), a symptom associated with a six-fold increase in risk of death from cardiovascular disease. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

About Chronic Heart Failure

Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to function as a pump is impaired. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. In North America alone, heart failure affects more than five million people and is associated with more than 300,000

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deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in the final stages of two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which was closed out early in August 2005, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,400-patient phase III ACCLAIM trial is a 176-center international study that is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.